UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

24 April 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Diageo historical net sales breakdown by quarter
Dated 24 April 2025

Diageo historical net sales breakdown by quarter - fiscal 2024 to date

As communicated at our interim results on 4 February 2025, we are committed to more regular updates. This will include quarterly trading statements, a fiscal 25 Q3 trading update for the quarter ended 31 March 2025 will be published at 07:00am on Monday 19 May 2025, and a fiscal 26 Q1 trading update published before the AGM in November 2025.

These trading updates will provide quarterly group and regional reported net sales and organic net sales growth, group organic volume growth, as well as any update on current forward-looking statements as appropriate. In addition, we will also hold a conference call on the day of the release with management, details of which will be shared in due course.

Please find below unaudited historical comparative total group figures for the third quarter ended 31 March 2024. A full set of historical unaudited quarterly reported net sales and organic growth figures can be found in the appendix.

Diageo	Q3		9 months to date
	Reported F24	Organic growth	Reported F24	Organic growth
	$m	YoY %	$m	YoY %

Net sales	4,253	-2.5	15,215	-1.2
Volume	-	-3.6	-	-4.7

ENDS

For further information, please contact:

Investor relations:

Sonya Ghobrial                                                                                 +44 (0) 7392 784 784
Andy Ryan                                                                                        +44 (0) 7803 854 842
Brian Shipman                                                                                  +1 (0) 917 710 3007
Grace Murphy                                                                                   +44 (0) 7514 726 167
investor.relations@diageo.com

Media relations:

Brendan O'Grady                                                                              +44 (0) 7812 183 750
Clare Cavana                                                                                     +44 (0) 7751 742 072
Isabel Batchelor                                                                                +44 (0) 7731 988 857
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 227-235 of Diageo's Annual Report for the year ended 30 June 2024.

Diageo plc LEI: 213800ZVIELEA55JMJ32

Appendix - unaudited historical reported net sales and organic volume and net sales growth figures for fiscal 2024 and the first half of fiscal 2025 ended 31 December 2024.

	F24							F25
Reported net sales - $m	Q1	Q2	H1	Q3	9M	Q4	FY	Q1	Q2	H1
North America	1,883	2,201	4,084	1,796	5,880	2,028	7,908	1,917	2,178	4,095
Europe	1,105	1,460	2,565	910	3,475	1,329	4,804	1,152	1,480	2,632
Asia Pacific	1,091	1,115	2,206	805	3,011	806	3,817	957	1,153	2,110
Latin America & Caribbean	410	659	1,069	335	1,404	435	1,839	461	589	1,050
Africa	428	547	975	385	1,360	418	1,778	458	486	944
Corporate	71	-8	63	22	85	38	123	41	29	70
DIAGEO total	4,988	5,974	10,962	4,253	15,215	5,054	20,269	4,986	5,915	10,901

	F24							F25
Organic volume growth - %	Q1	Q2	H1	Q3	9M	Q4	FY	Q1	Q2	H1
DIAGEO total	-8.8	-1.8	-5.2	-3.6	-4.7	0.4	-3.5	-3.1	2.3	-0.2

	F24							F25
Organic net sales growth - %	Q1	Q2	H1	Q3	9M	Q4	FY	Q1	Q2	H1
North America	-11.0	8.2	-1.5	-4.7	-2.5	-2.6	-2.5	1.8	-1.1	0.2
Europe	0.1	5.9	3.4	-3.5	1.4	6.9	2.9	1.0	0.7	0.8
Asia Pacific	6.3	5.6	5.9	1.5	4.7	3.4	4.4	-10.9	5.6	-2.6
Latin America & Caribbean	-38.2	-10.0	-23.5	-19.8	-22.6	-15.5	-21.1	16.0	-1.7	5.1
Africa	6.7	11.4	9.3	17.1	11.6	14.0	12.2	14.3	4.9	8.9
DIAGEO total	-6.9	5.3	-0.6	-2.5	-1.2	1.0	-0.6	0.9	1.0	1.0

Note - F25 organic growth rates adjusted for all completed acquisitions and disposals to 30th March including Cacique which completed on 23rd January 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 24 April 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary